                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*



                                KAYE GROUP, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    486589104
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                                 (CUSIP Number)

                             JOSEPH D. LEHRER, ESQ.
     10 SOUTH BROADWAY, SUITE 2000, ST. LOUIS, MISSOURI 63102 (314) 241-9090
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 AUGUST 28, 1998
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  486589104                   13D                     Page 2 of 6 Pages

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    1      Names of Reporting Persons/I.R.S. Identification Nos. of Above
           Persons (entities only)

           WOODBOURNE PARTNERS, L.P.
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    2      Check the Appropriate Box if a Member of a Group
           (See Instructions)                                        (a)     / /
                                                                     (b)     / /

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    3      SEC Use Only

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    4      Source of Funds (See Instructions)

           OO
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    5      Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)                                                / /

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    6      Citizenship or Place of Organization

           MISSOURI
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  Number of      7     Sole Voting Power

  Shares               735,711, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.
                ----------------------------------------------------------------
Beneficially     8     Shared Voting Power

 Owned by              76,634, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.
                ----------------------------------------------------------------
  Each           9     Sole Dispositive Power

 Reporting             735,711, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.
                ----------------------------------------------------------------
                10     Shared Dispositive Power
Person With
                       76,634, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.
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   11      Aggregate Amount Beneficially Owned by Each Reporting Person

           812,345, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.
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   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                                / /
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   13      Percent of Class Represented by Amount in Row (11)

           9.6%
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   14      Type of Reporting Person (See Instructions)

           PN

CUSIP No.  486589104                   13D                     Page 3 of 6 Pages


                         AMENDMENT NO. 3 TO SCHEDULE 13D

         John D. Weil reported the acquisition of shares of Common Stock ("Stock") of Kaye Group, Inc., a Delaware corporation (the "Issuer"), in an initial filing of this Schedule 13D on October 15, 1996, as amended by Amendment No. 1 filed June 17, 1997 and Amendment No. 2 filed June 27, 1997. As reported in Amendment No. 1 filed June 17, 1997, all shares of Stock previously reported as beneficially owned by Mr. Weil, members of his family, family trusts or the partnership controlled by Mr. Weil were transferred to Woodbourne Partners, L.P. (the "Reporting Person"). In this regard, Item 2, Item 4, Item 5 and Item 6 are hereby amended as follow. All other items are unchanged from the initial filing.


ITEM 2.  Identity and Background.

         (a)      Woodbourne Partners, L.P. ("Reporting Person")

                  State of Organization:    Missouri.

                  Principal Business:       Investments.

                  Address:                  200 N. Broadway, Suite 825
                                            St. Louis, Missouri 63102

                  General Partner:          Clayton Management Company.

                  (d)      No.

                  (e)      No.

         Information on General Partner and Controlling Persons pursuant to Instruction C:

         (a)      Clayton Management Company (General Partner of the Reporting
                  Person).

                  State of Organization:   Missouri.

                  Principal Business:      Investments.

                  Address:                 200 N. Broadway, Suite 825
                                           St. Louis, Missouri 63102

                  Sole Director:           John D. Weil.

                  Executive Officers:      John D. Weil   - President/Secretary.
                                           Thomas E. Kahn - Assistant Secretary.

                  Sole Shareholder:        John D. Weil.

                  (d)      No.

                  (e)      No.

CUSIP No.  486589104                   13D                     Page 4 of 6 Pages

         (a) John D. Weil (Sole Director and Shareholder of the General Partner of the Reporting Person).

                  (b)      200 N. Broadway, Suite 825, St. Louis, Missouri
                           63102.

                  (c) Self-employed investor, 200 N. Broadway, Suite 825, St. Louis, Missouri 63102.

                  (d)      No.

                  (e)      No.

                  (f)      U.S.A.


ITEM 4.  Purpose of the Transaction.

         The owners listed in Item 5 purchased the Stock of the Issuer for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Issuer, based upon their respective investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Issuer.

The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

         (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

         (d) any material change in the present capitalization or dividend policy of the Issuer;

         (e) any other material change in the Issuer's business or corporate structure;

         (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

         (i)      any action similar to those enumerated above.

CUSIP No.  486589104                   13D                     Page 5 of 6 Pages

ITEM 5.  Interest in Securities of the Issuer.

         (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 812,345 shares of Stock in the manner hereinafter described:

                                                                                      Percentage of
                                              Relationship to            Number        Outstanding
                Shares Held in Name of        Reporting Person          of Shares       Securities
                ----------------------        ----------------          ---------       ----------
Woodbourne Partners, L.P.                     Reporting Person             735,711         8.7%
Forsyth Joint Venture                               (1)                     76,634          .9%
                                                                        ----------        -----
                        TOTAL                                              812,345         9.6%
                                                                        ==========        =====

     The foregoing percentages assume that the Issuer has 8,474,435 shares of Stock outstanding.

     All shares held in the name of joint venture are reported as beneficially owned by the Reporting Person because family members of Mr. Weil (the sole shareholder and director of the corporate general partner of the Reporting Person) may seek investment advise or voting advise from such individual.

     AS PROVIDED IN S.E.C. REGULATION ss.240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT IT IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

     (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

     (c)

                                                                       Number          Price           Transaction
              Purchase in the Name of                    Date        of Shares      Per Share         Made Through
              -----------------------                    ----        ---------      ---------         ------------
Forsyth Joint Venture                                  8/24/98         25,134         6.8125           Ernst & Co.
Forsyth Joint Venture                                  8/28/98         2,000          6.625            Ernst & Co.
Forsyth Joint Venture                                   9/1/98         9,500          6.6875           Ernst & Co.
Forsyth Joint Venture                                  9/10/98         40,000         6.7188           Ernst & Co.
Woodbourne Partners, L.P.                              9/11/98         40,000         6.625            Ernst & Co.
Woodbourne Partners, L.P.                              9/16/98         6,000          6.625            Ernst & Co.
Woodbourne Partners, L.P.                              9/17/98         11,770         6.375            Ernst & Co.

     (d) Not applicable.

     (e) Not applicable.

-----------
1 Joint venture among charitable foundation created by Mr. Weil and charitable foundations created by certain members of Mr. Weil's family.

CUSIP No.  486589104                   13D                     Page 6 of 6 Pages

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     A charitable foundation created by Mr. Weil (the sole shareholder and director of the corporate general partner of the Reporting Person) along with charitable foundations created by certain of Mr. Weil's family members have entered into the joint venture mentioned in Item 5.


     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          WOODBOURNE PARTNERS, L.P.

                                                by its General Partner, CLAYTON
                                                MANAGEMENT COMPANY

                                                        /s/ John D. Weil
                                                --------------------------------
                                                     John D. Weil, President

                                                September 21, 1998